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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                               Quintus Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    748798105
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   13G

CUSIP NO. 748798105

1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                            (b) [x]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    See Item 4
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  See Item 4
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 See Item 4
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      See Item 4

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            See Item 4

10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            See Item 4

12) TYPE OF REPORTING PERSON

            HC

_____________

*See Item 4

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                                       13G

CUSIP NO. 748798105


1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo Bank, National Association (1)
            Tax Identification No. 94-1347393

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                            (b) [x]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    See Item 4
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  See Item 4
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 See Item 4
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      See Item 4

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            See Item 4

10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            See Item 4

12) TYPE OF REPORTING PERSON

            BK

_____________

(1) Effective February 20, 2004, Wells Fargo Bank Indiana, N.A. consolidated under the charter and title of Wells Fargo Bank, National Association.

*See Item 4

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Quintus Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           47212 Mission Falls Court
           Fremont, CA  94539

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  Wells Fargo Bank, National Association

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Wells Fargo Bank, National Association
               101 North Phillips Street
               Sioux Falls, SD  57104

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  Wells Fargo Bank, National Association:  United
               States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           748798105

Item 3     The person filing is a:

           1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

           2.  Wells Fargo Bank, National Association: Bank as defined in
               Section 3(a)(6) of the Act

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Item 4    Ownership:

          Wells Fargo & Company (the "Holding Company") may be deemed to beneficially own 9,274,283 shares of the common stock, par value $0.001 ("Common Stock"), of Quintus Corporation (the "Issuer"), consisting of 9,262,923 shares of Common Stock that Wells Fargo Bank, National Association (the "Bank"), a subsidiary of the Holding Company, may be deemed to beneficially own as described below and 11,360 shares of Common Stock that other Holding Company subsidiaries may be deemed to beneficially own (see Attachment A). The 9,274,283 shares of Common Stock that the Holding Company may be deemed to beneficially own represent about 23.1% of the shares of Common Stock outstanding at July 31, 2000.

          The Bank may be deemed to beneficially own 9,262,923 shares of the common stock of Quintus Corporation, par value $0.001 per share ("Common Stock"), as a result of the voting trust agreement (the "Agreement") among Wells Fargo Bank Indiana, N.A., as trustee, and Sprout Capital VI, L.P., Sprout Capital VII, L.P., DLJ ESC II, L.P., The Sprout CEO Fund, L.P., DLJ Capital Corporation, and Donaldson, Lufkin & Jenrette, Inc. (each, including any other person or entity for which Trust Shares (as defined below) are held by the Bank, a "Holder"). Effective February 20, 2004, Wells Fargo Bank Indiana, N.A. consolidated under the charter and title of Wells Fargo Bank, National Association. The 9,262,923 shares of Common Stock that the Bank may be deemed to beneficially own represent about 23.1% of the shares of Common Stock outstanding at July 31, 2000.

          The following discussion of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

          Under the Agreement, the Bank issues certificates ("Trust Certificates") to evidence shares of Common Stock that have been transferred to and deposited with the Bank ("Trust Shares"). The Bank has the power to vote the Trust Shares in its sole discretion. Trust Shares may only be transferred as directed by the Holders or otherwise in accordance with the terms of the Agreement. Holders may not transfer Trust Shares unless the proposed transfer qualifies as an eligible transfer under the Agreement.

          The Agreement terminates on the earliest of (1) November 15, 2009, (2) the transfer of all Trust Shares in accordance with the Agreement, (3) the effective date of a liquidation or dissolution of Quintus Corporation, or (4) the written election of Donaldson, Lufkin & Jenrette, Inc. or the Holders of Trust Certificates representing at least 50% of the Trust Shares, provided that prior to such election certain conditions set forth in the Agreement have been met.

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          Upon termination of the Agreement and the surrender by the Holders of their Trust Certificates to the Bank, the Bank will deliver certificates to the Holders for the number of shares of Common Stock represented by the Trust Certificates surrendered.

Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Under the Agreement described in Item 4, the Holders (as defined in Item 4) may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report. At February 28, 2004, Sprout Capital VI, L.P. and Sprout Capital VII, L.P. each held Trust Certificates for Trust Shares that represented more than 5% of the shares of Common Stock outstanding at July 31, 2000:

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          See Attachment A.

Item 8    Identification and Classification of Members of the Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 10, 2004

WELLS FARGO & COMPANY

By: /s/ Laurel A. Holschuh
        Laurel A. Holschuh, Senior Vice President
        and Secretary

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                                  ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

         Wells Fargo Private Investment Advisors, LLC (1)
         Wells Fargo Bank, National Association(2)

---------------------

(1) Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
(2)  Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

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                                    EXHIBITS

Exhibit 1: Voting Trust Agreement, dated as of November 15, 1999, among Sprout Capital VI, L.P., Sprout Capital VII, L.P., DLJ ESC II, L.P., The Sprout CEO Fund, L.P., DLJ Capital Corporation, Donaldson, Lufkin & Jenrette, Inc., and Wells Fargo Bank Indiana, N.A. , incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13G (Amendment No. 1) filed March 22, 2001.

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